Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Dated March 14, 2017

Registration No. 333-216668

March 16, 2017

Final Term Sheet

$100,000,000

5.45% Fixed-to-Floating Rate Subordinated Notes due March 2027

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated March 14, 2017 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Hanmi Financial Corporation, a Delaware corporation (the “Company”)

Securities Offered:	5.45% Fixed-to-Floating Rate Subordinated Notes due March 2027 (the “Notes”)

Aggregate Principal Amount:	$100,000,000

Rating:

Kroll Bond Rating Agency: BBB

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	March 16, 2017

Settlement Date:	March 21, 2017

Final Maturity (if not previously redeemed):	March 30, 2027

Interest Rate:

From and including the Settlement Date, to but excluding March 30, 2022 a fixed per annum rate of 5.45%, payable semi-annually in arrears.

From and including March 30, 2022, through the maturity date or the date of earlier redemption, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 331.5 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on March 30 and September 30 of each year through, but excluding, March 30, 2022, and thereafter on March 30, June 30, September 30 and December 30 of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on September 30, 2017.

Day Count Convention:	30/360 to but excluding March 30, 2022, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of March 30, 2022 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to March 30, 2022, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes – Redemption” in the preliminary prospectus supplement dated March 14, 2017.

Denomination:	$1,000 denominations and integral multiples of $1,000

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.50%

Proceeds to the Company (after underwriting discount, but before expenses):	$98,500,000

Use of Proceeds:	The Company expects to use the net proceeds from the sale of the Notes for general corporate purposes, which may include advances to Hanmi Bank to finance its activities.

CUSIP / ISIN:	410495 AA3 / US410495AA35

Lead Book Running Manager:	Sandler O’Neill + Partners, L.P.

Passive Book Running Manager:	Keefe, Bruyette, & Woods, A Stifel Company

The Company has filed a shelf registration statement (File No. 333-216668) (including a base prospectus) and a related preliminary prospectus supplement dated March 14, 2017 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the Underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128 or by emailing syndicate@sandleroneill.com or by calling Keefe, Bruyette & Woods, A Stifel Company, toll-free at 800-966-1559.